SCHEDULE 13D

CUSIP No. 91818X108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X108 (1)

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

With a copy to:

Ben James

Xiaoxi Lin

Kirkland & Ellis LLP

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares of the Issuer

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Redrock Holding Investments Limited (“Redrock”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 151,032,260 Class A Ordinary Shares (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 151,032,260 Class A Ordinary Shares (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,032,260 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 16.4%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Consists of (i) 112,197,309 Class A Ordinary Shares of Uxin Limited (the “Issuer”) directly held by Redrock, represented by 37,399,103 American depositary shares and (ii) 38,834,951 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock in principal amount of US$40 million, at a conversion price of $1.03 per Class A Ordinary Shares, pursuant to the Convertible Note Purchase Agreement (see Item 3).

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI, L.P. (“WP XI”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 91,333,097.5 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 91,333,097.5 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 91,333,097.5 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.9%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 67,848,602.2 Class A Ordinary Shares beneficially owned by WP XI through its 60.5% equity interest in Redrock, and (ii) 23,484,495.3 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI through its 60.5% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI-B, L.P. (“WP XI-B”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,915,280.5 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,915,280.5 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,915,280.5 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.8%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 12,565,851.5 Class A Ordinary Shares beneficially owned by WP XI-B through its 11.2% equity interest in Redrock, and (ii) 4,349,429.0 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-B through its 11.2% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI-C, L.P. (“WP XI-C”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP XI-C through its 0.3% equity interest in Redrock, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-C through its 0.3% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia), L.P. (“WP XI Asia”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,319,800.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,319,800.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 24,752,274.5 Class A Ordinary Shares beneficially owned by WP XI Asia through its 22.1% equity interest in Redrock, and (ii) 8,567,526.2 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia through its 22.1% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI Partners, L.P. (“WP XI Partners”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,885,623.0 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,885,623.0 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,885,623.0 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 4,372,251.7 Class A Ordinary Shares beneficially owned by WP XI Partners through its 3.9% equity interest in Redrock, and (ii) 1,513,371.3 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Partners through its 3.9% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons WP XI Partners, L.P. (“WP XIP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,190,007.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,190,007.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,190,007.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 2,369,760.5 Class A Ordinary Shares beneficially owned by WP XIP through its 2.1% equity interest in Redrock, and (ii) 820,247.2 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XIP through its 2.1% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus LLC (“WP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 151,032,260 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 151,032,260 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,032,260 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 16.4%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 112,197,309 Class A Ordinary Shares beneficially owned by WP LLC as the manager of WP XI, WP XI-B, WP XI-C, WP XI Partners, WP XIP (collectively, the “WP XI Funds”) and WP XI Asia, and (ii) 38,834,951 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP LLC as the manager of WP XI Funds and WP XI Asia.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI, L.P. (“WP XI GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WP XI GP as the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI GP as the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons WP Global LLC (“WP Global”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WP Global as the general partner of WP XI GP, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP Global as the general partner of WP XI GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners II, L.P. (“WPP II”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WPP II as the managing member of WP Global, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP II as the managing member of WP Global.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners GP LLC (“WPP GP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WPP GP LLC as the general partner of WPP II, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP GP LLC as the general partner of WPP II.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus & Co (“WP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WP as the managing member of WPP GP LLC, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP as the managing member of WPP GP LLC.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Cayman) XI, L.P. (“WP XI Cayman GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP XI Cayman GP as the general partner of WP XI-C, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Cayman GP as the general partner of WP XI-C.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI-C, LLC (“WP XI-C LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP XI-C LLC as the general partner of WP XI Cayman GP, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-C LLC as the general partner of WP XI Cayman GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Bermuda) XI, Ltd. (“WP XI Bermuda”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP XI Bermuda as the general partner of WP XI Cayman GP, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Bermuda as the general partner of WP XI Cayman GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.7%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WPP II Cayman as the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP II Cayman as the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd. (“WP Bermuda GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.7%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP Bermuda GP as the general partner of WPP II Cayman, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP Bermuda GP as the general partner of WPP II Cayman.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia) GP, L.P. (“WP XI Asia GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,319,800.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,319,800.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 24,752,274.5 Class A Ordinary Shares beneficially owned by WP XI Asia GP as the general partner of WP XI Asia, and (ii) 8,567,526.2 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia GP as the general partner of WP XI Asia.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia) GP, LLC (“WP XI Asia GP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,319,800.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,319,800.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.6%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 24,752,274.5 Class A Ordinary Shares beneficially owned by WP XI Asia GP LLC as the general partner of WP XI Asia GP, and (ii) 8,567,526.2 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia GP LLC as the general partner of WP XI Asia GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Charles R. Kaye (“Mr. Kaye”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 151,032,260 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 151,032,260 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,032,260 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 16.4%*
(14)	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 112,197,309 Class A Ordinary Shares beneficially owned by Mr. Kaye as managing general partner of WP, and the Director and Co-Chairmen of WP Bermuda GP, and (ii) 38,834,951 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by Mr. Kaye as managing general partner of WP, and the Director and Co-Chairmen of WP Bermuda GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Joseph P. Landy (“Mr. Landy”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 151,032,260 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 151,032,260 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,032,260 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 16.4%*
(14)	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 112,197,309 Class A Ordinary Shares beneficially owned by Mr. Landy as managing general partner of WP, and the Director and Co-Chairmen of WP Bermuda GP, and (ii) 38,834,951 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by Mr. Landy as managing general partner of WP, and the Director and Co-Chairmen of WP Bermuda GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

SCHEDULE 13D

CUSIP No. 91818X108

Item 1.	Security and Issuer.

This statement on this Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Uxin Limited, a Cayman Islands exempted company (the “Issuer”) whose principal executive offices is located at 2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “UXIN”.

Item 2.	Identity and Background.

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1.                  Redrock Holdings Investments Limited, a company incorporated under the laws of the British Virgin Islands (“Redrock”), directly holds 112,197,309 Class A Ordinary Shares of the Issuer.

2.                  Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership (“WP XI”), holds approximately 60.5% of the equity interest of Redrock.

3.                  Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership (“WP XI-B”), holds approximately 11.2% of the equity interest of Redrock.

4.                  Warburg Pincus Private Equity XI-C, L.P., a Cayman Islands exempted limited partnership (“WP XI-C”), holds approximately 0.3% of the equity interest of Redrock.

5.                  Warburg Pincus XI (Asia), L.P., a Cayman Islands exempted limited partnership (“WP XI Asia”), holds approximately 22.1% of the equity interest of Redrock.

6.                  Warburg Pincus XI Partners, L.P., a Delaware limited partnership (“WP XI Partners”), holds approximately 3.9% of the equity interest of Redrock.

7.                  WP XI Partners, L.P., a Delaware limited partnership (“WP XIP”, together with WP XI, WP XI-B, WP XI-C and WP XI Partners, the “WP XI Funds”), holds approximately 2.1% of the equity interest of Redrock.

8.                  Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of the WP XI Funds and WP XI Asia.

9.                  Warburg Pincus XI, L.P., a Delaware limited partnership (“WP XI GP”), is the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP.

10.           WP Global LLC, a Delaware limited liability company (“WP Global”), is the general partner of WP XI GP.

11.           Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), is the managing member of WP Global.

12.            Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), is the general partner of WPP II.

13.            Warburg Pincus & Co, a New York general partnership (“WP”), is the managing member of WPP GP LLC.

SCHEDULE 13D

CUSIP No. 91818X108

14.           Warburg Pincus (Cayman) XI, L.P., a Cayman Islands exempted limited partnership (“WP XI Cayman GP”), is the general partner of WP XI-C.

15.           Warburg Pincus XI-C, LLC, a Delaware limited liability company (“WP XI-C LLC”), and Warburg Pincus (Bermuda) XI, Ltd., a Bermuda exempted company (“WP XI Bermuda”), are the general partners of WP XI Cayman GP.

16.           Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda.

17.           Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”), is the general partner of WPP II Cayman.

18.           Warburg Pincus XI (Asia) GP, L.P., a Cayman Islands exempted limited partnership (“WP XI Asia GP”) is the general partner of WP XI Asia.

19.           Warburg Pincus XI (Asia) GP, LLC, a Cayman Islands limited liability company (“WP XI Asia GP LLC”), is the general partner of WP XI Asia GP.

20.           WPP II Cayman is the managing member of WP XI Asia GP LLC.

21.           Charles R. Kaye and Joseph P. Landy are the managing general partners of WP, and the Directors and Co-Chairmen of WP Bermuda GP.

Parties listed above are collectively referred to as the “Reporting Persons”. The business address of all Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

The Reporting Persons previously reported their beneficial ownership in the Issuer’s Class A Ordinary Shares on Schedule 13G filed on February 14, 2019.

Item 3.	Source and Amount of Funds.

The information set forth in or incorporated by reference in Items 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On May 29, 2019, the Issuer, Redrock, a company duly incorporated and validly existing under the laws of the British Virgin Islands, TPG Growth III SF Pte. Ltd., a private company limited by shares duly incorporated and validly existing under the laws of Singapore (“TPG”), 58.com Holding Inc., a business company duly incorporated and validly existing under the laws of the British Virgin Islands (the “Strategic Investor”), ClearVue UXin Holdings, Ltd., a company duly incorporated and validly existing under the laws of the Cayman Islands (“Clearvue”), Magic Carpet International Limited, a business company duly incorporated and validly existing under the laws of the British Virgin Islands (“Magic Carpet”), and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), a limited partnership formed under the laws of the PRC (the “EBF”) (Redrock, TPG, Strategic Investor, Clearvue, Magic Carpet and EBF, each a “Note Holder” and collectively, the “Note Holders”) entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which the Issuer issued to the Note Holders convertible notes in an aggregate principal amount of US$230 million (the “Convertible Notes”). The Convertible Notes will bear an interest at a rate of 3.75% per annum from the issuance date. The Convertible Notes will be the Issuer’s unsecured senior obligations and will mature on the fifth anniversary of the issuance date, unless accelerated or converted in accordance with their terms prior to such date. Note Holders will have the right to require the Issuer to repay the Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, on the third anniversary of the issuance date. The Convertible Notes will be convertible at any time since the 181st day following the issuance of the Convertible Notes, at the Note Holders’ option, into Class A Ordinary Shares of the Issuer at an initial conversion price of US$1.03 per Class A Ordinary Share, subject to adjustment under the terms of the Convertible Notes. During the 180 days following the issuance date, the Note Holders may not transfer the Convertible Notes or any Class A Ordinary Shares issued upon conversion of the Convertible Notes to any person other than their respective affiliates, without the Issuer’s written consent. In addition, the Note Holders may not knowingly transfer the Convertible Notes or any Class A Ordinary Shares issued upon conversion of the Convertible Notes to any adverse person as defined in the Note Purchase Agreement. The Note Purchase Agreement also provides for customary demand registration rights and piggyback registration rights with respect to the resale of the Class A Ordinary Shares issued upon conversion of the Convertible Notes. The closing under the Note Purchase Agreement occurred on June 10, 2019, and on the same day the Issuer issued to Redrock Convertible Notes in the principal amount of US$40 million. All of the funds required for Redrock to acquire the Convertible Notes were obtained from capital contributions from limited partners of its shareholders. No additional consideration was or will be paid by the Reporting Persons with the receipt of such Convertible Notes.

SCHEDULE 13D

CUSIP No. 91818X108

In connection with the signing of the Note Purchase Agreement, on June 10, 2019, the Issuer entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) by and among the Issuer, Redrock, TPG, Strategic Investor (Redrock, TPG and Strategic Investor, each an “Investor”, and collectively the “Investors”), Mr. Kun Dai, the chairman of the board of directors (the “Board”) and chief executive officer of the Issuer (the “Founder”), Xin Gao Group Limited, a business company duly incorporated and validly existing under the laws of the British Virgin Islands, which is beneficially owned by the Founder through a trust and of which the Founder is the sole director (“Xin Gao”), Gao Li Group Limited, a business company duly incorporated and validly existing under the laws of the British Virgin Islands, which is wholly owned by the Founder and of which the Founder is the sole director (“Gao Li”, together with the Founder and Xin Gao, collectively the “Founder Parties”), and JenCap UX, an exempted company incorporated and validly existing under the laws of the Cayman Islands (“Jeneration Capital”).

Pursuant to the Investors’ Rights Agreement, during the three years following the issuance of the Convertible Notes to the Note Holders, which may be extended by another two years if all Investors agree (the “Period”), the Board shall consist of eight directors, among which, subject to certain limitations set forth in the Investors’ Rights Agreement, each of the Investors and the Founder shall be entitled to nominate one director, the Investors shall be entitled to collectively nominate two independent directors, the Founder shall be entitled to nominate one independent director and the Board shall appoint the eighth director. Each party to the Investors’ Rights Agreement has agreed that it or he will exercise its or his respective voting rights to (i) elect the directors nominated by each of the Investors and the Founder (each a “Director Nominating Party”) to the Board, (ii) remove such director from the Board if the Director Nominating Party so determines, and (iii) replace such director as nominated by the Director Nominating Party in the event of a vacancy. In addition, during the Period the Founder Parties agree that they will not transfer any of their owned shares without the prior written consent of each Investor.

Because of the arrangements in the Investors’ Rights Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person.

The foregoing summary of the Note Purchase Agreement and the Investors’ Rights Agreement is qualified in its entirety by the full text of the Note Purchase Agreement and the Investors’ Rights Agreement, copies of which are filed as Exhibits 99.2 and 99.3 to this Schedule 13D.

Item 4.	Purpose of the Transaction.
The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

SCHEDULE 13D

CUSIP No. 91818X108

On May 29, 2019, the Issuer and the Note Holders entered into the Note Purchase Agreement, pursuant to which the Issuer issued to Redrock Convertible Notes in a principal amount of US$40 million. On June 10, 2019, Redrock, together with the rest of Investors, Jeneration Capital, the Issuer and the Founder Parties entered into the Investors’ Rights Agreement, pursuant to which Redrock may be deemed to have shared voting power over all of the shares owned by the rest of the parties to the Investors’ Rights Agreement, as described therein. Upon the effectiveness of the Investors’ Rights Agreement, the voting power of the ordinary shares over which Redrock may be deemed to have shared voting power represents 54.4% of the total outstanding voting power of all Class A Ordinary Shares and Class B Ordinary Shares of the Issuer, including the shares held by the other parties to the Investors’ Rights Agreement. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitle to 10 votes; all Class B Ordinary Shares are held by Xin Gao. The calculation is based upon the sum of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, comprising of 839,868,944 Class A Ordinary Shares and 40,809,861 Class B Ordinary Shares, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion assuming the full conversion of the Convertible Notes held by Redrock.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)              Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5.

(b)              Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5.

(c)               Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)              No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated June 18, 2019

99.2*	Convertible Note Purchase Agreement, dated May 29, 2019

99.3*	Investors’ Rights Agreement, dated June 10, 2019

* Portions have been omitted pursuant to Rule 601(b) under the Securities Act of 1933, as amended

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2019

Redrock Holding Investments Limited

	By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Director

Warburg Pincus Private Equity XI, L.P.

	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

Warburg Pincus Private Equity XI-B, L.P.

	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

Warburg Pincus Private Equity XI-C, L.P.

	By:	Warburg Pincus (Cayman) XI, L.P., its general partner
	By:	Warburg Pincus XI-C, LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Authorised Signatory

Warburg Pincus XI (Asia), L.P.

	By:	Warburg Pincus XI (Asia) GP, L.P., its general partner
	By:	Warburg Pincus XI (Asia) GP, LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Authorised Signatory

Warburg Pincus XI Partners, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP XI Partners, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	General Counsel and Managing Director

Warburg Pincus XI, L.P.

By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP Global LLC

By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus Partners II, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus Partners GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus & Co.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus (Cayman) XI, L.P.

By:	Warburg Pincus XI-C, LLC, its general partner
By:	Warburg Pincus (Bermuda) XI, Ltd., its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI-C, LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus (Bermuda) XI, Ltd.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus Partners II (Cayman), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus (Bermuda) Private Equity GP Ltd.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI (Asia) GP, L.P.

By:	Warburg Pincus XI (Asia) GP, LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI (Asia) GP, LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Charles R. Kaye

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-fact*

Joseph P. Landy

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-fact*

*The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to the statement on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. (File No. 005-80578) and is hereby incorporated by reference.